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                             May 25, 2021

       Keith Marshall
       General Counsel
       Otis Collection LLC
       335 Madison Ave, 16th Floor
       New York, NY 10017

                                                        Re: Otis Collection LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 6, 2021
                                                            File No. 024-11521

       Dear Mr. Marshall:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Risk Factors
       Risks Related to the Underlying Assets, page 19

   1.                                                   You appear to use the
words    digital assets    and    NFTs    interchangeably throughout the
                                                        offering circular. With
a view to improving clarity, please revise your risk factors to address any specific
material risks associated with non-fungible tokens, or tell us why you believe such disclosure
is not material. In addition, please address any material risks associated with digital
art.
   2.                                                   We note you disclose on
page 25 that    [t]he slowing or stopping of the development or
                                                        acceptance of
blockchain networks and blockchain assets would have an adverse material effect on the
successful adoption of the tokens.    Please revise to clarify whether you are
                                                        referencing the
adoption of the ERC-721 token standard, or otherwise. Please elaborate on the connections
between the successful adoption of the tokens, the value of the
 Keith Marshall
Otis Collection LLC
May 25, 2021
Page 2
         underlying digital assets and an investor   s investment in Series
Collection Drop 004.
The Underlying Assets
The Series Collection Drop 004 Asset , page 48

3. Please describe any material terms of the sales contract or smart contract underlying your purchase of the NFTs. For example, describe any licenses or rights acquired with the
         NFTs or any implications of the lack thereof, and whether any future sale of the NFTs on a secondary market would result in the creator receiving a proportion of the proceeds as a royalty.
4. In your discussion of recent sales, please describe whether the recent sales were initial sales or secondary sales and on which marketplace they occurred.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Jacqueline Kaufman, Staff Attorney at 202-551-3797 or Erin Jaskot, Legal
Branch Chief at 202-551-3442 with any other questions.



FirstName LastNameKeith Marshall                               Sincerely,
Comapany NameOtis Collection LLC
                                                               Division of
Corporation Finance
May 25, 2021 Page 2                                            Office of Trade
& Services
FirstName LastName